SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) *

Conceptus, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

206016107

 (CUSIP Number)

December 31, 2011

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

_____________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206016107	13G	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 716,245 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 716,245 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,245 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.25%
12.	TYPE OF REPORTING PERSON* PN

(1) Comprised of 54,285 shares of common stock and 646,387 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Partners, L.P., 304 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Special Situations Fund, L.P., 5,840 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Private Design Fund, L.P., and 9,429 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield PDI Financing, L.P.

CUSIP No.	206016107	13G	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 700,672 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 700,672 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,672 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.20%
12.	TYPE OF REPORTING PERSON* PN

(2)  Includes 646,387 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes.

CUSIP No.	206016107	13G	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Special Situations Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 304 (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 304 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* PN

(3) Comprised of shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes.

CUSIP No.	206016107	13G	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,840 (4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,840 (4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840 (4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02%
12.	TYPE OF REPORTING PERSON* CO

(4) Comprised of shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes.

CUSIP No.	206016107	13G	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield PDI Financing, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,429 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,429 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,429 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%
12.	TYPE OF REPORTING PERSON* PN

(5) Comprised of shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes.

CUSIP No.	206016107	13G	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 937,276 (6)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 937,276 (6)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,276 (6)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.92%
12.	TYPE OF REPORTING PERSON* PN

(6) Comprised of 72,547 shares of common stock and 863,878 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield International Limited and  851 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Special Situations International Limited.

CUSIP No.	206016107	13G	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 936,425 (7)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 936,425 (7)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,425 (7)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.92%
12.	TYPE OF REPORTING PERSON* CO

(7)  Includes 863,878 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes.

CUSIP No.	206016107	13G	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Special Situations Fund International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 851 (8)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 851 (8)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851 (8)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12.	TYPE OF REPORTING PERSON* CO

(8)  Comprised of shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes.

CUSIP No.	206016107	13G	Page 10 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,653,521 (9)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,653,521 (9)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,521 (9)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.05%
12.	TYPE OF REPORTING PERSON* IN

(9) Comprised of 54,285 shares of common stock and 646,387 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Partners, L.P., 304 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Special Situations Fund, L.P., 5,840 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Private Design Fund, L.P., 9,429 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield PDI Financing, L.P., 72,547 shares of common stock and 863,878 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield International Limited and  851 shares of common stock issuable upon the conversion, subject to certain conditions, of Convertible Senior Notes held by Deerfield Special Situations International Limited.

CUSIP No.	206016107	13G	Page 11 of 14 Pages

Item 1(a).	Name of Issuer:

Conceptus, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

331 East Evelyn Mountain View, California 94041

Item 2(a).	Name of Person Filing:

James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield
Special Situations Fund, L.P., Deerfield Management Company, L.P., Deerfield
International Limited, Deerfield Special Situations Fund International Limited;
Deerfield Private Design Fund, L.P.; Deerfield PDI Financing, L.P.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P.,
Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P.,
Deerfield Private Design Fund, L.P., Deerfield PDI Financing, L.P., 780 Third Avenue, 37th Floor, New York, NY 10017; Deerfield International Limited, Deerfield Special Situations Fund International Limited, c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands

Item 2(c).	Citizenship:

Mr. Flynn - United States citizen
Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield
Special Situations Fund, L.P., Deerfield Management Company, L.P. and Deerfield
Private Design Fund, L.P.- Delaware limited partnerships
Deerfield International Limited and Deerfield Special Situations Fund International Limited - British Virgin Islands corporations
Deerfield PDI Financing, L.P. – British Virgin Islands limited partnership

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

206016107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No.	206016107	13G	Page 12 of 14 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned**:

Deerfield Capital, L.P. –   716,245 shares
Deerfield Partners, L.P. –   700,672 shares
Deerfield Special Situations Fund, L.P. –   304 shares
Deerfield Private Design Fund, L.P. –   5,840 shares
Deerfield PDI Financing, L.P. –  9,429 shares
Deerfield Management Company, L.P. –   937,276 shares
Deerfield International Limited –  936,425 shares
Deerfield Special Situations Fund International Limited –  851 shares
James E. Flynn – 1,653,521 shares

(b)	Percent of class**:

Deerfield Capital, L.P. – 2.25%
Deerfield Partners, L.P. – 2.20%
Deerfield Special Situations Fund, L.P. – 0.00%
Deerfield Private Design Fund, L.P. – 0.02%
Deerfield PDI Financing, L.P. – 0.03%
Deerfield Management Company, L.P. – 2.92%
Deerfield International Limited – 2.92%
Deerfield Special Situations Fund International Limited – 0.00%
James E. Flynn – 5.05%

(c)	Number of shares as to which such person has**:

	(i)	Sole power to vote or to direct the vote	All Reporting Persons - 0

	(ii)	Shared power to vote or to direct the vote
Deerfield Capital, L.P. – 716,245
Deerfield Partners, L.P. – 700,672
Deerfield Special Situations Fund, L.P. – 304
Deerfield Private Design Fund, L.P. – 5,840
Deerfield PDI Financing, L.P. – 9,429
Deerfield Management Company, L.P. – 937,276
Deerfield International Limited – 936,425
Deerfield Special Situations Fund International Limited – 851
James E. Flynn - 1,653,521

CUSIP No.	206016107	13G	Page 13 of 14 Pages

(iii)	Sole power to dispose or to direct the disposition of	All Reporting Persons - 0

(iv)	Shared power to dispose or to direct the disposition of
Deerfield Capital, L.P. – 716,245
Deerfield Partners, L.P. – 700,672
Deerfield Special Situations Fund, L.P. – 304
Deerfield Private Design Fund, L.P. – 5,840
Deerfield PDI Financing, L.P. – 9,429
Deerfield Management Company, L.P. – 937,276
Deerfield International Limited – 936,425
Deerfield Special Situations Fund International Limited – 851
James E. Flynn - 1,653,521

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

CUSIP No.	206016107	13G	Page 14 of 14 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD PARTNERS, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD PDI FINANCING, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD INTERNATIONAL LIMITED

By:	/s/ James E. Flynn
James E. Flynn, Director

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ James E. Flynn
James E. Flynn, Director

JAMES E. FLYNN

/s/ James E. Flynn

Date:  February 14, 2012

Exhibit List

Exhibit A.  Joint Filing Agreement.

Exhibit B.  Item 8 Statement.

Exhibit A

Agreement

         The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Conceptus, Inc. shall be filed on behalf of the undersigned.

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD PARTNERS, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD PDI FINANCING, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ James E. Flynn
James E. Flynn, President

DEERFIELD INTERNATIONAL LIMITED

By:	/s/ James E. Flynn
James E. Flynn, Director

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ James E. Flynn
James E. Flynn, Director

JAMES E. FLYNN

/s/ James E. Flynn

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.